United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: KRAFT FOODS GROUP, INC.

2.	Name of person relying on exemption: THE HUMANE SOCIETY OF THE UNITED STATES

3.	Address of person relying on exemption: 2100 L Street, NW Washington, DC 20037

4.
Written materials:
The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made in the interest of public disclosure and consideration of these important issues.

March 18, 2015

Dear Fellow Kraft Shareholders,

This filing responds to the statement published by Kraft’s Board of Directions opposing The Humane Society of the United States’ shareholder proposal that appears in the Company’s 2015 proxy materials. (For further information regarding the merits of the proposal, please see The Humane Society’s other exempt filing with Kraft.)

As evidenced below, that statement: 1) confirms the validity of the risks outlined in the proposal; though 2) attempts to mislead shareholders into falsely believing that Kraft is effectively mitigating those risks; and thereby 3) affirms the importance of the voting in favor of the proposal.

The opposition statement confirms the risks outlined in the proposal.

In its shareholder proposal, The Humane Society of the United States presents animal cruelty as a business risk. Kraft’s opposition statement seems to confirm the weight of that risk. “Ensuring the humane treatment of animals in our supply chain remains a key priority,” notes Kraft.  By using this language to oppose a proposal related specifically to risks associated with animal cruelty, Kraft clearly demonstrates that it agrees animal mistreatment in its supply system may present risks if not properly managed.

Aside from animal welfare, generally, as a risk, what of the proposal’s more specific assertion that the cage confinement of egg-laying hens presents risks (on account of the animal cruelty as well as food safety consequences)? Here too, Kraft seems to confirm the risks presented in the proposal. “Since 2011, Kraft has annually procured 1 million cage-free eggs,” touts the Company. “For 2015, we have doubled that purchase.”

Kraft clearly notes its use of some cage-free eggs to imply to shareholders effective mitigation of the risks outlined in the proposal; in doing so, it has again confirmed that those risks exist. (Why else would Kraft expound upon its cage-free egg use in response to a proposal about risks associated with cage confinement of hens in its supply?)

Given that Kraft agrees so strongly on animal welfare presenting risks that its labeled as “key priority,” and that the cage confinement of hens is such a risk that Kraft is driven to use some cage-free eggs, it seems important for the Company to at least do as the proposal suggests and disclose what exactly those risks are. To ostensibly agree that the risks are real but refuse to disclose to shareholders details of those risks is a disservice to Kraft’s investors.

The opposition statement misleads investors into thinking Kraft is avoiding the risks outlined in the proposal.

Though the proponent is pleased that Kraft seems to so strongly agree that the cage-confinement of laying hens presents risks to the Company, it’s disappointing to see Kraft mislead shareholders into believing that by using some cage-free eggs (the percentage of which Kraft refuses to disclose), it has avoided those risks.

In fact, the risks associated with allowing egg suppliers to lock hens in cages are not proportional to the degree to which that confinement is used within a company’s supply chain, and therefore are not avoided by simply using some undisclosed percentage of cage-free eggs.

Indeed, Kraft’s indefinite use of eggs from caged hens still presents risks to the Company.  For example, Kraft is still exposed to food safety scandals. As outlined in the proposal, more than a dozen studies have found a greater incidence of Salmonella in egg operations using cages than in those not using cages. By continuing, indefinitely, to use eggs from cage operations, Kraft is thereby continuing to allow Company exposure to the customer safety risks associated with Salmonella prevalence in cage operations—with no plan for avoiding those risks.

As well, Kraft is still exposed to cruelty scandals. Kraft may use some cage-free eggs, but by failing to have plans for moving away from that practice, Kraft continues exposing the Company and its investors to risks associated with animal abuse. As just three examples illustrating this point, among virtually countless others like them:

•	In 2011, The Wall Street Journal reported that one video showing animal cruelty at one cattle operation in Texas pushed futures down by a full 1.3%.
•	SeaWorld’s share value has dropped nearly 60% since the release of the film Blackfish, which focuses on animal cruelty in just some aspects of that company’s operations.
•	Just one video showing abuse at a California cattle company resulted in the biggest meat recall in American history as well as a $500 million settlement against that company.

By allowing suppliers to continue indefinitely lock hens in cages, Kraft continues exposing its investors to risks.  The company seems to have agreed on this point, and ought to at least disclose what the risks are.

Conclusion:

Kraft seems to agree that its allowance of hen cages in its supply system presents business risks. Though rather than doing as it peers (e.g. Nestle, Kellogg, Unilever, Heinz and many others) are doing and avoiding those risks by setting policies to eliminate hen cages from their egg supply chain, Kraft is attempting to mislead shareholders into believing that its use of some cage-free eggs will effectively manage the risks around this issue. We believe we have demonstrated otherwise, and accordingly, believe that Kraft ought to at least disclose to shareholders what risks its policy on this issue presents.

For more information, we urge shareholder to review the proposal in the Company’s proxy materials, as well as the other recent exempt solicitation filing made by The Humane Society of the United States, which provides further details regarding the merits of the proposal.

Thank you, and please feel free to reach out if you have any questions.

Kind regards,

Matthew Prescott, Senior Food Policy Director
(240) 620-4432, mprescott@humanesociety.org

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy and the registrants will not accept proxies if sent. The registrants urge shareholders to vote for the proposals discussed in this communication following the instruction provided on the management’s proxy mailing.  The cost of this communication is being borne entirely by the registrants.

PLEASE NOTE: The HSUS is not asking for and cannot accept your proxy card. Please vote FOR the shareholder proposal on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.